     As filed with the Securities and Exchange Commission on April 14, 2000

                                                  Registration No. 33-__________


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------


                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ------------------


                       UNIVERSAL AMERICAN FINANCIAL CORP.

             (Exact name of registrant as specified in its charter)
                               ------------------

          NEW YORK                             6719/6311                    11-2580136
(State or other jurisdiction         (Primary Standard Industrial        (I.R.S. Employer
of incorporation or organization      Classification Code Number)       Identification No.)

                       Universal American Financial Corp.
                        6 International Drive, Suite 190
                               Rye Brook, NY 10573
                                  914-934-5200
   (Address, including zip code, and telephone number, including area code of registrant's principal executive office)

                          Richard A. Barasch, President
                       Universal American Financial Corp.
                        6 International Drive, Suite 190
                               Rye Brook, NY 10573
                                  914-934-5200

                                 With a copy to

                                Irving I. Lesnick
                          Harnett Lesnick & Ripps P.A.
                     150 East Palmetto Park Road, Suite 500
                              Boca Raton, FL 33432
                                  561-368-1995

         (Address, including zip code, and telephone number, including area code of agent for service)

Approximate date of Commencement of proposed sale to the public: as soon as practicable following the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, (the "1933 Act") check the following box: [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 1 (a)(1) of this Form, check the following box. [_]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the 1933 Act, please check the following box and list the 1933 Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the 1933 Act, check the following box and list the 1933 Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

==============================================================================================================================
Title of each class of
   securities to be              Amount to be        Proposed maximum           Proposed maximum                Amount
      registered                  registered       offering price per unit    aggregate offering price     of registration fee
==============================================================================================================================
Common Stock, par                  1,486,730         $3.15 TO $4.79  (1)            $4,683,683 (2)           $1,575.95 (3)
value $0.01 per share:

(1) Maximum exercise price of options to which Common Stock is being offered. 1,310,952 shares are offered pursuant to options at exercise prices ranging from $3.15 to $4.79 per share. The remaining 175,778 shares will be issued without cash consideration.

(2) 175,778 shares are being offered with no cash consideration. While the exercise price of the options under which the other 1,486,730 shares are being offered vary as set forth in note 1, depending on the date of grant, none of the programs under which options we be granting will terminate when options being an aggregate option price of $4,050,000 granted and the other when options having a total option price of $ 636,683 are granted. Thus, the maximum offering price is the sum of these amounts, or $4,686,683.

(3) Calculated pursuant to Rule 457(g) on the basis of the last sale reported by NASDAQ on April 11, 2000 of $3.813 per share.

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                       UNIVERSAL AMERICAN FINANCIAL CORP.



Cross Reference Sheet showing the location in the Prospectus of information required by items of Form S-2.

     1. Forepart of the Registration                     Facing Page, Cross
        Statement and Outside Front Cover                Reference Sheet and
        Page of Prospectus..........................     Cover Page of
                                                         Prospectus

     2. Inside Front and Outside Back                    Inside Front Cover
        Cover Pages of Prospectus...................     Page

     3. Summary Information, Risk Factors
        and Ratio of Earnings to Fixed
        Charges

        (a)   Prospectus Summary....................     Prospectus Summary

        (b)   Address and Telephone Numbers.........     Prospectus Summary

        (c)   Risk Factors..........................     Risk Factors

        (d)   Ratio of Earnings to Fixed
              Charges...............................     Not Applicable

     4. Use of Proceeds.............................     Use of Proceeds

     5. Determination of Offering Price.............     Not Applicable

     6. Dilution....................................     Not Applicable

     7. Selling Security Holders....................     Not applicable

     8. Plan of Distribution .......................     How to Exercise
                                                         Unregistered Warrants

     9. Description of Securities to be                  Description of
        Registered..................................     Securities

    10. Interest of Named Experts and                    Legal Matters and
        Counsel.....................................     Experts

    11. Information with Respect to the                  Documents
        Registrant .................................     Incorporated by
                                                         Reference

    12. Incorporation of Certain                         Documents
        Information by Reference....................     Incorporated by
                                                         Reference

    13. Disclosure of Commission Position
        on Indemnification for Securities
        Act Liabilities.............................     Not applicable

                   PRELIMINARY PROSPECTUS DATED APRIL 14, 2000



                                1,486,730 SHARES

                       UNIVERSAL AMERICAN FINANCIAL CORP.

                                  COMMON STOCK


1,486,730 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Universal American Financial Corp. (the "Company") will be offered for sale pursuant to the following plans maintained by the Company:

            (i) up to 351,556 shares to agents of Pennsylvania Life Insurance Company and PennCorp Life Insurance Company, subsidiaries of the Company, of which up to 175,778 shares will be issued, subject to vesting requirements as bonuses for meeting certain production goals and up to 175,778 shares will be sold pursuant to options granted to agents meeting those production goals, all pursuant to the Company's Agent Stock Program for Agents of Penn Union Companies (the "Agent Stock Plan");

            (ii) up to 1,135,174 shares which will be issued pursuant to options to be granted to qualifying Regional Managers and Regional Sub-Managers of Pennsylvania Life Insurance Company and PennCorp Life Insurance Company pursuant to the Company's Agent Equity Plan (the "Agent Equity Plan").


Shares to be issued upon exercise of options granted pursuant to the Agent Stock Plan and the Agent Equity Plan, the Common Stock will be sold at the price provided in the applicable Plan. (See "Description of Plans Under Which Common Stock is Being Offered ")

      The entire proceeds of each such sale will be received by the Company with no underwriting commission or discounts. The Company is paying the expenses of the offering, estimated at $25,000.

The Common Stock is listed on the Nasdaq National Market under the symbol
"UHCO".

PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH IN "RISK FACTORS".


      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------


               The date of this Prospectus is April 14, 2000

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS

                                                                                 Page
                                                                                 ----
PROSPECTUS SUMMARY...........................................................      1

      The Company and Its Business...........................................      1
      Use of Proceeds........................................................      1
      The Offering...........................................................      2
      Risk Factors...........................................................      2
      Nasdaq Symbol..........................................................      2

RISK FACTORS.................................................................      3

      The 1999 Acquisition...................................................      3
      Competition............................................................      5
      Health Care Reform.....................................................      6
      Government Regulation..................................................      8
      Other Possible Changes in Legislation..................................      9
      Investment Performance................................................      10
      Asset Liability Matching..............................................      10
      Mortality, Morbidity and Reserves.....................................      11
      Reliance on Reinsurance...............................................      11
      Control by Capital Z .................................................      12
      Possible Anti-Takeover Effects of the Restated Certificate of
            Incorporation, Insurance Law Provisions and of the 1998 Plan....      13
      Market in Publicly Traded Securities..................................      13
      Effect of Future Sales of Additional Shares ..........................      14

USE OF PROCEEDS.............................................................      14

ADDITIONAL INFORMATION .....................................................      15

      Documents Incorporated by Reference...................................      15
      Registration Statement................................................      16
      How to Obtain Documents Incorporated by Reference and Registration
            Statements......................................................      17
      Annual Reports........................................................      18

DESCRIPTION OF PLANS UNDER WHICH COMMON STOCK IS BEING OFFERED..............      18

      Agent Stock Plan for Agents of Pennsylvania Life and PennCorp Canada
            (the "Agent Stock Plan")........................................      18
      Number of Shares to be Awarded.  .....................................      18
      Option Awards. .......................................................      19
      Vesting Requirements.  ...............................................      19
      Duration of Plan.  ...................................................      20
      Agent Equity Plan for Regional Managers and Sub-Managers of
            Pennsylvania Life and PennCorp Canada ("Regional Equity Plan")..      20
      Number of Options To Be Awarded.   ...................................      20
      Vesting Requirements.   ..............................................      21
      Duration of Plan.  ...................................................      22

DESCRIPTION OF SECURITIES...................................................      22

      General...............................................................      22
      Preferred Stock.......................................................      22

      Common Stock..........................................................      23
      Certain Provisions of Certificate of Incorporation, Bylaws and New
            York Law........................................................      23
      Transfer Agent........................................................      25

LEGAL MATTERS...............................................................      25

EXPERTS.....................................................................      26


      The Company is a holding company which owns certain insurance company subsidiaries domiciled in Florida, Pennsylvania, New York, North Carolina, Texas and Ontario, Canada. The insurance laws of these jurisdictions provide that no person may acquire control of the Company, and thus indirect control of these insurance company subsidiaries, unless such person has given prior written notice to such insurance company subsidiaries and received the prior approval of the regulatory authority of domiciliary jurisdiction. Any purchaser or holder of voting securities of the Company possessing more than a specified portion of the voting power of such voting securities -- 5% under Florida Law, 10% under the laws of the other United States jurisdictions, and 10% under Canadian Law -- would be presumed to have acquired such control, unless the relevant state insurance regulatory agency, upon application, determines otherwise.

      No dealer, salesperson or any other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of any offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                               PROSPECTUS SUMMARY

THE COMPANY AND ITS BUSINESS

      The Company is an insurance holding company representing the strategic combination of nine life insurance companies (collectively, the "Insurance Subsidiaries"), and WorldNet Services Corp. ("WorldNet") and American Insurance Administration Group, Inc. ("AIGA"), third-party administrators. The Insurance Subsidiaries are: American Progressive Life and Health Insurance Company of New York ("American Progressive"), American Pioneer Life Insurance Company ("American Pioneer"), American Exchange Life Insurance Company ("American Exchange"), Constitution Life Insurance Company ("Constitution Life"), Peninsular Life Insurance Company ("Peninsular Life"), Pennsylvania Life Insurance Company ("Pennsylvania Life"), PennCorp Canada Insurance Company of Canada ("PennCorp Canada"), Marquette National Life Insurance Company ("Marquette"), and Union Bankers Insurance Company ("Union Bankers"). The latter six Insurance Subsidiaries were acquired by the Company on July 30, 1999 and AIGA was acquired on January 6, 2000.

      Historical information about the Company, American Progressive, American Pioneer, American Exchange and WorldNet and their business is set forth in the Company's Annual Report on Form 10-K for 1999, and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Historical information about the Company's other Insurance Subsidiaries, for periods prior to their acquisition on July 30, 1999, and unaudited Pro Forma Financial Information about the Company's other Insurance Subsidiaries, giving effect to the acquisition of these subsidiaries as of January 1, 1999, are set forth in the Company's Proxy Statement dated July 12, 1999. Future information about the Company, its subsidiaries and its business will be set forth in its future Form 10-Ks, 10-Qs and 8-Ks. All of the relevant Annual, Quarterly and Current Reports on Forms 10-K, 10-Q and 8-K and the relevant portion of the Proxy Statement referred to in this paragraph, and any amendments thereto, are incorporated herein by reference. See "Documents Incorporated by Reference"

      The principal executive office of the Company is located at 6 International Drive, Suite 190, Rye Brook, NY 10573. The Company's telephone number is (914) 934-5200.

USE OF PROCEEDS

      The entire proceeds of this offering will be received by the Company, which will pay the cost of the Offering, estimated at $25,000. The proceeds will be used as working capital by the Company and its subsidiaries.

THE OFFERING

Securities Offered.     Up to 1,486,730  Shares of Common Stock, of which

                        Up to 351,556 Shares are reserved for sale pursuant to the Agent Stock Plan,

                        and

                        Up to 1,135,174 Shares are reserved for sale pursuant to the Regional Equity Plan.

Securities Outstanding Prior to the Offering:

      Common Stock            46,733,696 Shares (1)

Securities to be Outstanding after Completion of the Offering:

      Common Stock            48,220,426 Shares (2)

(1) As of March 31, 2000. Does not include 1,135,174 shares of Common Stock reserved for issuance under the Plans or 4,152,894 shares reserved for issuance under other plans maintained by the Company.

(2) Assumes the issuance of all of the shares offered hereby, but does not include 4,152,894 shares reserved for issuance under other plans maintained by the Company.


RISK FACTORS

      An investment in the securities offered hereby involves substantial risk. See "Risk Factors".

NASDAQ SYMBOL

      Common Stock            UHCO

                                  RISK FACTORS


      The securities being offered hereby involve substantial risks. Prospective investors, prior to making an investment, should carefully consider all of the information contained in this Prospectus including the documents incorporated by reference, and in particular the following risks and speculative factors inherent in and affecting the business of the Company and the Offering.

THE 1999 ACQUISITION.

      On July 30, 1999, Universal acquired all of the outstanding shares of common stock of certain subsidiaries of PennCorp Financial Group ("PFG"), including six insurance companies (the "Penn Union Companies") and certain other assets as follows (the "Penn Union Acquisition"). The Penn Union Acquisition received the approvals of the Pennsylvania, North Carolina and Texas Insurance Departments (the states in which the U.S. Penn Union Companies are domiciled) and the approval of the Office of the Superintendent of Financial Institutions of Canada ("OSFI"), the regulatory body for the Canadian operations of the Penn Union Companies. The Penn Union Companies are:

     Name of Insurance Company                     State or Province of Domicile
     -------------------------                     -----------------------------
     Pennsylvania Life Insurance Company                     Pennsylvania
     Peninsular Life Insurance Company                       North Carolina
     Union Bankers Insurance Company                         Texas
     Constitution Life Insurance Company                     Texas
     Marquette National Life Insurance Company               Texas
     PennCorp Life Insurance Company                         Ontario, Canada

      The aggregate purchase price for the Penn Union Acquisition was $130.5 million in cash. It was financed with $92.8 million of proceeds from the sale of common stock described below, and from the $70 million term loan portion of an $80 million credit facility entered into on July 30, 1999. None of the $10 million revolving loan facility included in this credit facility was drawn at closing nor has been drawn upon to date. The proceeds of the financing in excess of the $130.5 million purchase price were used to retire an existing Universal bank loan, to contribute to the surplus Pennsylvania Life, for transaction expenses and for working capital.

      The sale of common stock referred to above was pursuant to a Share Purchase Agreement entered into between the Company and Capital Z Financial Services Fund II, L.P. ("Capital Z"), which was amended on July 2, 1999 (as amended, the "Share Purchase Agreement"). Under the Share Purchase Agreement, Capital Z agreed to purchase up to 28,888,888 shares of Universal common stock for a purchase price of up to $91.0 million (the "Capital Z Transaction"). The Share Purchase Agreement received the approvals of the Insurance Departments of all of the jurisdictions in which the Insurance Subsidiaries owned by the Company prior to the Penn Union Acquisition are domiciled. The stockholder approvals required for the closing of the Share Purchase Agreement were given on July 27, 1999.

      On July 30, 1999, the Capital Z Transaction closed with Capital Z purchasing 25,707,552 shares of common stock for $80,978,790 ($3.15 per share). As contemplated in the Share Purchase Agreement, certain members of management and agents of Universal and the Penn Union Companies and holders of Universal's Series C Preferred Stock preemptive rights purchased 3,753,189 shares of common stock for $11,822,545, all at $3.15 per share. A total of 29,460,741 shares were issued for total proceeds of $92,801,334. The transaction expenses incurred with the Share Purchase Agreement amounted to $6,963,662 and were charged to paid-in capital. These included a transaction fee and expense reimbursement of $5,120,896 paid to an affiliate of Capital Z, $1,375,000 of which was paid by issuing 436,508 shares of common stock of the Company.

      The acquisition of the Acquired Companies is expected to enable the Company to expand its product and policyholder base, generating growth which will allow the Company to achieve long-term economies of scale, to cut costs and increase profits. However, there is no guarantee that these benefits will materialize.

      The factors that could prevent the Company from realizing these benefits and could possibly materially and adversely affect the Company's financial condition and results of operation, include:

- The Company may not be successful in coordinating and integrating the operations and business enterprises of the Company and the Acquired Companies and, consequently, the Company may not realize the expected benefits of the acquisition.

- The Company will have to service a greater amount of debt incurred in connection with the acquisition which will require dividend payments from the Insurance Subsidiaries and the ability of its subsidiaries to make such dividend payments is subject to certain legal restrictions. Greater leverage presents a greater degree of financial risk and the failure of the Company to meet its debt obligations would likely have a significant adverse financial impact on the Company.

- The primary strategic reason for the acquisition was to add a new distribution channel to the Company -- namely, the career agency system of Pennsylvania Life. This career agency system, which will continue to write business with Pennsylvania Life, will operate independently from the general agency system that will continue to write business through the other Insurance Subsidiaries of the Company. The addition of this new channel is expected to have no effect on the compensation or operations of the general agency system. However, the change in the Company's operating strategy caused by the utilization of the career sales force of Pennsylvania Life may not be successful.

- The anticipated long-term economies of scale may fail to materialize, adversely affecting the Company's cash flow and earnings before taxes.

COMPETITION

      Most of the markets in which the Company competes are highly competitive. The Insurance

Subsidiaries are in direct competition with a large number of insurance companies, many of which offer a greater number of products through a greater number of agents and have greater resources than the Company. This competitive environment could result in lower premiums, less favorable underwriting terms and conditions, loss of underwriting opportunities and reduced profitability.

      Increased public and regulatory concerns regarding the financial stability of insurance companies have resulted in policyholders placing greater emphasis upon company ratings and have created some measure of competitive advantage for insurance carriers with higher ratings. As of the date of this Prospectus, A.M. Best & Co., a leading insurance company rating agency, has assigned a "B+"1 rating to American Pioneer, American Progressive, Constitution Life, Pennsylvania Life and Union Bankers. A.M. Best has rated Peninsular Life "FPR5".2 The other Insurance Subsidiaries are not rated by A.M. Best. For more current information, consult the subsequent reports of the Company which are incorporated by reference. See "Documents Incorporated by Reference." If those ratings were downgraded from their current levels, sales of the Company's products could be adversely affected.

HEALTH CARE REFORM

      From time to time numerous proposals have been introduced in Congress and the state legislatures to reform the current health care system. Proposals have included, among other things, employer-based insurance systems, subsidized premiums for lower income people, "managed competition" among health plans,


--------

      1 In evaluating a company's financial and operating performance, A.M. Best reviews profitability, leverage and liquidity as well as the quality of the book of business, the adequacy and soundness of reinsurance programs, the quality and estimated market value of assets, reserve adequacy and the experience and competence of management. A.M. Best's ratings are based upon factors relevant to policyholders, agents, insurance brokers and intermediaries and are not directed to the protection of investors. According to A.M. Best's published material, a "B+" rating is assigned to companies which, in its opinion, have demonstrated very good overall performance when compared to the standards it has established. Companies rated B+ have a good ability to meet their obligations to policyholders. The Insurance Subsidiaries are not known to be currently rated by the Standard & Poors, Duff and Phelps or Moody's rating organizations.

      2 According to A.M. Best's published material, an FPR5 rating is assigned a company which, in its opinion, has a "good" ability to meet its obligations to policyholders, based primarily on a quantitative evaluation of the company's financial strength and operating performance.

programs to regulate policy availability and affordability and public and private programs. Changes in health care policy could significantly affect the Company's health insurance business.

      Whether or not Congress passes any of these measures in the foreseeable future, it is likely that these items will reappear on the legislative agenda in the near future. Federal comprehensive major medical insurance, if implemented, could partially or fully replace some of the Company's current products. Reform proposals also could involve standardization of major medical or long-term care coverages, impose mandated or target loss ratios or rate regulation, require the use of community rating or other means that limit the ability of Insurers to differentiate among risks, or mandate utilization review or other managed care concepts to determine what benefits would be paid by Insurers. These or other proposals could increase or decrease the level of competition among health Insurers. In addition, changes could be made in Medicare that could necessitate revisions in the Company's Medicare supplement products. Other potential initiatives, designed to tax insurance premiums or shift medical care costs from government to private insurers, could have an adverse effect on the Company's business. The Company is unable to predict what changes to the country's health care system will be enacted, if any, or their effects on the Company's business.

      Since April 1, 1993, New York State has required all health insurance sold to individuals and groups with less than 50 employees, to be offered on an open enrollment and community rated basis. This legislation has had a limited effect on the Company's business, primarily on the Medicare supplement and senior hospital cash business being written by American Progressive, as well as a limited amount of its other in force medical insurance. The adoption of similar legislation in other states where the Company writes or has in force health insurance written on the basis of medical underwriting could have an adverse effect on such business and could require the Company to curtail or eliminate the writing of such business.

GOVERNMENT REGULATION

      The Insurance Subsidiaries are subject to regulation and supervision by the Insurance Departments of their domiciliary jurisdictions -- Texas in the case of American Exchange, Constitution Life, Marquette and Union Bankers, Florida in the case of American Pioneer, New York in the case of American Progressive, North Carolina in the case of Peninsular Life, Pennsylvania in the case of Pennsylvania Life and provincial and federal law of Canada in the case of PennCorp Canada. Each is also subject to regulation and supervision in the Insurance Department of each of the other states in which they are admitted. Such supervision and regulation are largely for the benefit and protection of policyholders and not shareholders. Such regulation and supervision by the Insurance Departments extend, among other things, to the declaration and payment of dividends, the setting of rates to be charged for certain accident & health insurance, the granting and revocation of licenses to transact business, approval of forms, establishment of reserve requirements, regulation of maximum commissions payable, and the form and content of statutorily-mandated financial statements.

      The Company is also regulated under the insurance holding company statutes of the jurisdictions in which the Insurance Subsidiaries are domiciled. These laws require prior regulatory agency approval of changes in control of an insurer and of certain transactions within the holding company structure. Generally, these laws provide that no one may acquire control of a domiciled insurer, such as one of the Insurance Subsidiaries, or of the holding company of such an insurer, such as the Company, unless it has given notice to such insurer and has obtained prior written approval of the insurance regulator for such acquisition. Under these laws any owner of a specified percentage of the outstanding voting securities of the Company would be presumed to have acquired control of the Company, unless such presumption is rebutted. The specified percentage is 5% under Florida Insurance Law, 10% under the insurance laws of New York, North Carolina, Pennsylvania and Texas, and 10% under Canadian law. Any person intending to acquire such control must give notice to the affected insurer and the Insurance Department of its domiciliary jurisdiction before consummation of such acquisition. The Insurance Department may prevent or require reversal of such an acquisition in certain cases.

OTHER POSSIBLE CHANGES IN LEGISLATION

      Since insurance is a regulated business, with a high public profile, it is always possible that legislation may be enacted which would have an adverse effect on the Company's business.

      Another important portion of the Company's insurance business is the sale of deferred annuities and certain life insurance products, which are attractive to purchasers in part because policyholders generally are not subject to federal income tax on increases in the value of an annuity or life insurance contract until some form of distribution is made from the contract. From time to time, Congress has considered proposals to reduce or eliminate the tax advantages of annuities and life insurance which, if enacted, might have an adverse effect on the ability of the Company to sell the affected products in the future. The Company is not aware that Congress is actively considering any legislation that would reduce or eliminate the tax advantages of annuities or life insurance; however, it is possible that the tax treatment of annuities or life insurance could change by legislation or other means (for example, by Internal Revenue Service regulations or judicial decisions).

      Certain changes in insurance and tax laws and regulations could have a material adverse effect on the operations of insurance companies. Specific regulatory developments which could have a material adverse effect on the operation of the insurance industry include, but are not limited to, the potential repeal of the McCarran-Ferguson Act (which exempts insurance companies from a variety of federal regulatory requirements), and adoption of laws, such as those already in force in New York, limiting an insurer's ability to medically underwrite and rate health insurance policies or to exclude pre-existing conditions from coverage. In addition, the administration of such regulations is vested in state agencies which have broad powers and are concerned primarily with the protection of policyholders.

INVESTMENT PERFORMANCE

      The assets of the Company are invested primarily in government and corporate fixed maturity securities and cash equivalents. Under generally accepted accounting principles ("GAAP"), fixed maturity securities owned by life insurance companies are classified in one of three categories depending upon whether the Company intends to hold them until maturity, regards them as available for sale or intends to trade such securities. The fixed maturity securities held by the Insurance Subsidiaries are in the available for sale category and are carried on the Company's books at fair value. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity" in the Documents Incorporated by Reference.

      The Company has invested in a limited number of non-investment grade fixed maturity securities, which provide higher yields than investment grade securities. Further information about these investments and disclosures as to any of the Company's investments which were in default with respect to either interest or principal is set forth in the Documents Incorporated by Reference.


ASSET LIABILITY MATCHING

      The Company's investment policy is to balance the portfolio between long-term and short-term investments so as to continue to achieve investment returns consistent with the preservation of capital and maintenance of liquidity adequate to meet payment of policy benefits and claims. This asset liability matching policy includes the continuous analysis of market conditions and other factors pertaining to its invested assets. The Company maintains adequate amounts of cash and short-term investments to fund expected policy benefits and surrenders. It therefore does not expect to have to prematurely sell securities for such purposes. However, it may decide to sell securities as a result of changes in interest rates, credit quality, the rate of prepayment or other similar factors. Moreover, a significant increase in market interest rates might result in a situation in which the Company is required to sell securities at depressed prices to fund such payments to policyholders. Since the Company classifies all of its fixed maturity portfolio as available for sale, which are carried at fair value, it is expected that these securities would be sold with no material impact on the net equity of the Company. As required by certain state insurance departments, the Company performs tests to assess the impact of various interest rate and lapse rate scenarios on the adequacy of the assets held to meet policyholder liabilities.


MORTALITY, MORBIDITY AND RESERVES

      Through underwriting and reinsurance, the Company has attempted to limit its mortality and morbidity exposure, and has established reserves for claims and future policy benefits based on accepted actuarial methodologies. There can be no assurance, however, that these estimated reserves will prove to be sufficient or that the Company will not experience adverse mortality or morbidity experience which would result in operating losses.


RELIANCE ON REINSURANCE

      In order to reduce risk and to increase its underwriting capacity, the Company obtains reinsurance from reinsurers. The Company is subject to credit risk with respect to its reinsurers because reinsurance does not relieve the Company of its liability to its insureds for the risks ceded to reinsurers. Although the Company places its reinsurance with reinsurers it believes to be financially stable, a reinsurer's subsequent insolvency or inability to make payments under the terms of a reinsurance treaty could have a material adverse effect on the Company.

      The amount and cost of reinsurance available to companies specializing in life and accident & health insurance are subject, in large part, to prevailing market conditions beyond the control of the Company. The Company's ability to provide insurance at competitive premium rates and coverage limits on a continuing basis depends to a significant extent upon its ability to obtain adequate reinsurance in amounts and at rates that will not adversely affect its competitive position.


      No assurances can be given as to the Company's ability to maintain its current reinsurance facilities, which generally are subject to annual renewals and 90-day cancellation. Such renewal or cancellation affects new business only, and the reinsurer remains liable on all business insured prior to non-renewal or cancellation as long as it remains in force. If the Company were unable to maintain or replace its reinsurance facilities upon their expiration and were unwilling to bear the associated increase in exposure on new business, the Company would need to reduce the amount of new business that it could underwrite.


CONTROL BY CAPITAL Z

      As a result of the transactions described above under the heading "1999 Acquisition", Capital Z now owns 55.9% of the Company's outstanding Common Stock. The Company's Board consists of nine directors.
 A Shareholders Agreement was entered into on July 30, 1999, between Capital Z and certain other shareholders, including Richard A. Barasch, Chairman, President and CEO of the Company, and AAM Capital Partners, L.P. ("AAM"), affiliates of which own 2,399,414 shares of the Company's outstanding Common Stock. Under this Shareholders Agreement, the parties are obligated to vote their shares for the election of directors nominated as follows: Capital Z -- four; Mr. Barasch -- two, AAM -- one, and the Company -- two.
 Because of Capital Z's majority stock ownership, Capital Z also effectively controls the election of the two directors that the company is entitled to nominate.

      Thus, Capital Z is able to elect a majority of the Board of Directors of the Company and to approve or disapprove any corporate action submitted to a vote of the Company's shareholders.

POSSIBLE ANTI-TAKEOVER EFFECTS OF THE RESTATED CERTIFICATE OF INCORPORATION, INSURANCE LAW PROVISIONS AND OF THE 1998 PLAN



      The concentration of ownership of the Company by Capital Z could delay or prevent an advantageous change in control of the Company, or have a depressive effect on the trading market for the Company's Common Stock.

      See "Government Regulation" for a discussion of the requirement of insurance department approval of any acquisition of control of the Company, which may have the effect of discouraging any such acquisition.

      The Company's 1998 Incentive Compensation Plan which was approved by the shareholders of the Company in June, 1998 (the "1998 Plan"), provides for immediate vesting of all Awards under the Plan, including stock option, restricted stock and stock appreciation rights, in the event of a "change of control," unless otherwise provided in part under Awards. "Change in Control" is defined in the 1998 Plan as: (i) the acquisition by any person (as defined) of securities having 30% or more of the combined voting power of the outstanding securities of the Company, or a subsidiary; (ii) certain changes in the composition of the Board; (iii) a merger or consolidation as a result of which the shareholders of the Company immediately before the merger or consolidation own less than 50% of the voting securities of the entities or entities surviving the merger or consolidation, (iv) the sale or disposition of substantially all of the Company's assets, or (v) any other event which the Board determines would materially alter the status of the Company or its ownership.

MARKET IN PUBLICLY TRADED SECURITIES

      The Company's Common Stock is currently listed on the Nasdaq National Market. See the Documents Incorporated by Reference for information as to its average daily trading volume.

EFFECT OF FUTURE SALES OF ADDITIONAL SHARES

      The following shares of the Company's Common Stock are, or when issued will be, freely tradeable: (i) the Common Stock being registered, (ii) the Common Stock reserved for issuance under employee stock option plans and other plans maintained by the Company, which is registered under the Securities Act, and (iii) the Company's presently outstanding Common Stock which has been registered under the Securities Act. Additional outstanding shares of Common Stock which have not been registered under the Securities Act, may become eligible for sale by certain holders either (i) under Rule 144 of the Securities Act, subject to the volume and timing requirements of Rule 144, or (ii) pursuant to registration rights granted to the holders thereof. The Company may also at any time in the future issue additional Common Stock or securities convertible into Common Stock, in transactions which are registered under the Securities Act or in transactions exempt from such registration. In either case, the resulting Common Stock would either immediately be freely tradeable or may become so tradeable in the future.

      An increase in the number of shares of Common Stock that become available for sale in the public market may adversely affect the trading price of the Common Stock in the public market and could impair the Company's ability to raise additional capital through the future sale of its equity securities.


                                 USE OF PROCEEDS

      The net proceeds to the Company from the sale of the Common Stock offered hereby will be used by the Company for working capital.

                             ADDITIONAL INFORMATION

DOCUMENTS INCORPORATED BY REFERENCE

      The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission").

          The following documents filed by the Company with the Commission are incorporated herein by reference:

      (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1999, filed with the Commission (File No. 0-11321), and all Annual Reports and amendments thereto hereafter filed;

      (b) The combined financial statements of Certain Insurance Operations of Penn Corp Financial Group, Inc., as of December 31, 1998 and 1997 and for each of the three years then ending, contained on pages E-58 through E-106 of the Company's Proxy Statement dated July 12, 1999 and the unaudited ProForma Financial Statement contained on pages 69 to 76 of such Proxy Statement; and

      (c) The Company's Proxy Statement dated November 17, 1999, and all Proxy Statements and amendments thereto, hereafter filed.

      The Documents Incorporated by Reference may contain statements which are forward-looking and are identified by the use of forward-looking words or phrases such as "intended," "will be positioned," "expects," is or are "expected," "anticipates," and "anticipated." These forward-looking statements are based on the Company's expectations at the time such documents are filed with the Commission. To the extent any of the information contained in the Documents Incorporated by Reference is a "forward-looking statement" as defined in Section 27A(i)(1) of the Securities Act of 1933, there are a number of important factors that could cause results to differ materially from those in the forward-looking statement. Realization of management's beliefs and projections will depend on a number of factors, including management's successful execution of its business plan; the condition of the insurance market; the pricing of products and services; overall economic trends, including interest rate trends; stock market activity; employment levels; changes in technology; changes in insurance laws and regulations; other factors beyond the Company's control, and other factors identified in cautionary statements included in the Documents Incorporated by Reference.

          Any statement contained in a document incorporated herein by reference which is dated prior to the date of this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement in the Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement in a document incorporated by reference which is dated subsequent to the date of this Prospectus modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as modified or superseded, to constitute part of this Prospectus.

          This Prospectus shall be accompanied by the Company's most recent Form 10-K as well as any Form 10-Q or Form 8-K filed for any period after the end of the year for which the Form 10-K was filed, and any amendments to any such Reports. The Company will provide to each person to whom this Prospectus is delivered upon written or oral request of such person, a copy of the Documents Incorporated by Reference into this Prospectus (not including exhibits to such documents unless the exhibits are specifically requested).


REGISTRATION STATEMENT


      Additional information regarding the Company and the shares of Common Stock offered hereby is contained in the Registration Statement on Form S-2 and the exhibits thereto (the "Registration Statement"), filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), of which this

Prospectus forms a part. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus, including statements in the Documents Incorporated by Reference concerning the contents of any contract or other document are not necessarily complete. In each instance where reference is made to such contract or other document which is filed with the Commission as an exhibit to the Registration Statement or a document incorporated by reference filed with the Commission as an exhibit to the Registration Statement or document by reference, each statement about such contract or other document is qualified and amplified, in all respects, by such reference.


HOW TO OBTAIN DOCUMENTS INCORPORATED BY REFERENCE AND REGISTRATION STATEMENTS.

      The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any document incorporated herein by reference, excluding exhibits. Requests should be made to:

                       Universal American Financial Corp.
                              6 International Drive
                                    Suite 190
                               Rye Brook, NY 10573
                            Attn: Corporate Secretary
                                 (914) 934-5200


      The Registration Statement, and the reports, proxy statements and other information filed by the Company with the Commission can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission, including the Company. The address of the Commission's Internet site is http://www.SEC.gov.

ANNUAL REPORTS

      The Company furnishes to the holders of its Common Stock, after the close of each fiscal year, an annual report containing audited financial statements with a report thereon by an independent certified public accountant. Quarterly reports containing unaudited financial information for the first three quarters of each fiscal year may be furnished by the Company to the holders of its Common Stock from time to time.



                        DESCRIPTION OF PLANS UNDER WHICH
                          COMMON STOCK IS BEING OFFERED


AGENT STOCK PLAN FOR AGENTS OF PENNSYLVANIA LIFE AND PENNCORP CANADA (the "AGENT STOCK PLAN").

      Up to 351,556 shares of Common Stock will be offered pursuant to the Agent Stock Plan, which was approved by the Board of Directors on July 12, 1999. Under the Agent Stock Plan, agents of Pennsylvania Life and PennCorp Canada (each, an "Insurer") will be issued up to 175,778 shares of Common Stock for meeting certain production goals in each of the years 1999, 2000, and 2001 (the "Stock Awards"). In addition, each such agent will be granted an option (the "Option Awards") on the terms set out below to purchase the same number of shares, as are included in the agent's Stock Awards each year. Both the Stock Awards and the Option Awards will be subject to the vesting requirements set out below.

      NUMBER OF SHARES TO BE AWARDED. Stock Awards will be based on the agent's annualized new business production ("ANBP") written with each Insurer. Each agent's ANBP will be multiplied by a percentage ranging from 1%, in the case of agents with an ANBP of $25,000 to $49,999, to 3%, in the case of agents with an ANBP of $150,000 and more to produce his or her Stock Award Amount. The Stock Award Amount will be divided by the Nominal Stock Price then in effect to produce the number of shares included in the Stock Award (and correspondingly the number of shares subject to the Agent Options). The Nominal Stock Prices are as follows:

         Year in which     Year of Grant         Nominal Stock
           Earned           or Award               Price
           ------           --------               -----
            1999             2000                   $3.62
            2000             2001                   $4.17
            2001             2002                   $4.79


      OPTION AWARDS. At the same time each agent's Stock Award is made, the recipient agent will also be given the right to purchase one additional share of stock for each share awarded, with an exercise price equal to the Nominal Stock Price used to calculate the agent's Stock Award. These Option Awards will become exercisable when, and if, the agent's Stock Award vests, and must be exercised within thirty days thereafter. Each option will expire on the earlier of (i) the termination of the Grantee's appointment as an agent of any of the Insurers "for cause" or prior to the Vesting Date and (ii) 30 days after the option becomes exercisable.


      VESTING REQUIREMENTS. Both the Stock Awards shall become vested and Option Awards granted under the Plan shall become exercisable on the earliest to occur on the following dates (the Vesting Date): (i) January 1st of the second year after the end of the year in which the award was earned, (ii) the agent's death or disability while still an agent of one or more of the Insurers, and (iii) the date on which a "change of control" of the Company as defined in the Plan occurs. If the agent ceases to be an agent for either Insurer prior to the Vesting Date, unvested Stock Awards will revert back to the Company and all Option Awards will expire.

      DURATION OF PLAN. The Agent Stock Plan will terminate when any Stock Awards and Option Awards are earned with respect to the year ended December 31, 2001; provided, however, that the Plan will terminate earlier when the sum of the products of the number of shares issued as Stock Awards in each year multiplied by the Nominal Stock Price applicable to such Awards amounts to a total of $636,683.

AGENT EQUITY PLAN FOR REGIONAL MANAGERS AND SUB-MANAGERS OF PENNSYLVANIA LIFE AND PENNCORP CANADA ("REGIONAL EQUITY PLAN").

       Up to 1,135,174 shares of Common Stock will be offered pursuant to the Company's Agent Equity Plan, approved by the Board of Directors on July 12, 1999. Under the Agent Equity Plan, certain Regional Managers and Sub-Managers of Pennsylvania Life and PennCorp Canada (each an "Insurer") have been and will be granted options ("Option Awards") to purchase shares of the Company's Common Stock for meeting certain increase in production levels in each of the years 1999, 2000 and 2001. In each case the Options will be granted in the years following the year in which they are earned. Each Option will expire on the earlier of (i) the termination of the Grantee's appointment as an agent of any of the Insurers "for cause", (ii) 30 days after the termination of the Grantee's appointment as an agent of any of the Insurers, not for cause, (iii) 6 months after the termination of the Grantee's appointment as an agent of any of the Insurers by reason of death or disability, and (iv) 5 years after the grant.


      NUMBER OF OPTIONS TO BE AWARDED. The number of Options available for grants in each Region and an allocation of those Options among the Managers and Sub-Managers within the Region are set forth in the Plan. While the allocation of Options within the Regions may be amended by the Regional Manager involved, with the approval of the Company, no such amendment shall affect Options already granted, due, or earned by eligible agents prior to the announcement of such an amendment.


      Option Awards will be based on the growth of premium (defined in the Plan) achieved by each eligible agent over the preceding calendar year, as follows:


Growth in Premium   Options to be Granted
Over Prior Year
--------------------------------------------------
Less than 5%        None
5%                  25% of Total Available Options
10%                 33% of Total Available Options
15%                 40% of Total Available Options
20% or more         50% of Total Available Options


      The Option Award Amount will be divided by the Exercise Price then in effect to produce the number of options included in the Option Award. The Exercise Prices are as follows:

  Year in which      Year of    Exercise
     Earned          Grant        Price
-----------------------------------------
      1999            2000      US  $3.62
      2000            2001      US  $4.17
      2001            2002      US  $4.79


      VESTING REQUIREMENTS. The Options granted under the Plan shall become exercisable on the earliest of the following (i) the end of the second calendar year after the year with respect to which the Option was granted, (ii) the date of the Option holder's death, or (iii) the date on which a "change of control" of the Company as defined in the Plan occurs, provided that the recipient Manager or Sub-Manager has been an agent of one or more of the Insurers continuously from the date of the grant until such date.

      DURATION OF PLAN. The Agent Equity Plan will terminate when any Options earned with respect to the year ended December 31, 2001 are granted; provided, however, that the Plan will terminate earlier as to Regions in the United States when the aggregate Exercise Price of all Options granted under the Plan equals U.S. $3,050,000, and as to Regions in Canada, when the aggregate Exercise Price of all Options granted under the Plan equals U.S. $1 million.


                            DESCRIPTION OF SECURITIES

GENERAL

      Set forth below is a description of the material terms and provisions of the equity securities of the Company. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and the Bylaws, as amended (the "Bylaws"), of the Company. The Certificate of Incorporation and the Bylaws are filed or incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part.


PREFERRED STOCK

      The Company is authorized to issue 2,000,000 shares of Preferred Stock. The Board of Directors of the Company is authorized, without further shareholder action, to divide any or all shares of the authorized Preferred Stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. There are presently no shares of preferred stock outstanding and no plans, agreements or understandings for the authorization or issuance of any preferred stock.

COMMON STOCK

      The Company is authorized to issue 80 million shares of Common Stock, par value of $.01 per share. As of March 31, 2000, the Company 46,733,696 issued and outstanding shares of Common Stock, 4,132,894 shares reserved for issuance pursuant to outstanding options, 2,725,117 shares reserved for future issuance under other plans maintained by the Company, and 1,486,730 shares reserved for issuance hereunder. Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors from assets legally available for that purpose and are entitled at all meetings of shareholders to one vote for each share held by them, without provision for cumulative voting. In the event of the liquidation of the Company, all assets available for distribution to the holders of the Common Stock, after payment of the amount, if any, distributable to the holders of preferred stock, are distributable among them according to their respective holdings. The Common Stock is not redeemable and has no preemptive rights. The shares offered hereby will be, and all of the outstanding shares of Common Stock are, fully paid and nonassessable.

CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION, BYLAWS AND NEW YORK LAW

      The Company's Restated Certificate of Incorporation provides that a merger or consolidation of the Company with another corporation (the "Acquiror") which, together with its affiliates (as defined in the Restated Certificate of Incorporation) owns or controls, directly or indirectly, 5% or more of outstanding voting power of the Company, or the sale of substantially all of the Company's assets or business to the Acquiror, shall require the affirmative vote of the holders of sixty-six and two-thirds percent (66-2/3%) of the voting power of all outstanding shares of the Company's outstanding Common Stock, unless (a) such transaction was approved by resolution of the Company's Board of Directors prior to the acquisition of 5% of the outstanding shares by the Acquiror or its affiliates, or (b) the Company owns 50% or more of the total voting power of the Acquiror.

      The Company's Restated Certificate of Incorporation also requires that the following actions by the Company require approval of not less than sixty-six and two-thirds percent (66-2/3%) of the total number of directors:

      (a) (i) a merger or consideration of the Company or a material subsidiary, or in which the Company's securities are being issued, in which the Company's shareholders do not own a majority of the post-transaction voting securities entitled to elect the board of directors; (ii) the sale of all or substantially all of the Corporation's assets or properties; (iii) the disposition of any shares of a material subsidiary or all or substantially all of the assets of such a subsidiary; (b) changes the number of directors; (c) changes in the Certificate of Incorporation; (d) electing or removing executive officers, or changing the employment agreement entered into between Richard Barasch and the Company on July 30, 1999; (e) dissolving the Company or seeking protection of bankruptcy laws; and (f) approving dividends or other distributions with respect to Common Stock.

      The Company is subject to several anti-takeover provisions under New York law that apply to certain public corporations, including those organized under New York law, namely Section 912 (Requirements Relating to Certain Business Combinations) and Article 16 (Security Takeover Disclosure Act) of the New York Business Corporation Act. Among other things, these provisions prohibit a publicly-held New York corporation from engaging in a "business combination" with an "interested shareholder" for a period of five years after the date of the transaction in which the person became an interested shareholder, unless (a) the business combination is approved by a majority of the non-interested shareholders, (b) the transaction in which such person became an interested shareholder was approved by the Board of Directors of the corporation, or (c) the cash and other consideration to be issued to the holder of each share of Common Stock of the corporation, valued as provided in the statute, is at least equal to a per share value determined in a manner, and as of a date, provided in the statute. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the shareholder. An "interested shareholder" is a person who, together with affiliates and associates, owns (or, in the case of affiliates and associates of the issuer, did own within the last five years) 20% or more of the corporation's voting stock.

      These provisions also require certain persons making a tender offer or a takeover bid for outstanding shares of certain New York corporations to file a registration statement with the Attorney General and with the corporation for whose stock the tender is being made. The registration statement should include the items designated in the statute. Additional requirements, as provided in the statute, apply to takeover bids not subject to the requirements of Section 14(d) of the Exchange Act. A "takeover bid" means the acquisition of or offer to acquire, pursuant to a tender offer or request or invitation for tenders, any equity security of a target company, if after acquisition, the offeror would, directly or indirectly, be a beneficial owner of more than five percent of any class of the issued and outstanding equity securities of such target company. A "takeover bid" does not include (a) bids made by a dealer for his or her own account in the ordinary course of business of buying and selling such security;
(b) an offer to acquire such equity security solely in exchange for other securities, or the acquisition of such equity security pursuant to such offer, for the sole account of the offeror, in good faith and not for the purpose of avoiding this Section, and not involving any public offering of such other securities within the meaning of Section four of title one of the Securities Act of 1933, (c) any other offer to acquire an equity security, or the acquisition of such equity security pursuant to such offer, for the sole account of the offeror, from not more than fifty offerees, in good faith and not for the purpose of avoiding provisions of this article, or (d) any offer, where prior to making the offer, the offeror owns a majority of the voting equity securities of the target company.

TRANSFER AGENT

      The transfer agent for the Company's Common Stock is American Stock Transfer & Trust Company.


                                  LEGAL MATTERS

      Certain legal matters in connection with the validity of the securities offered hereby will be passed upon for the Company by the law firm of Harnett Lesnick & Ripps P.A., of Boca Raton, Florida.

      Bertram Harnett, Irving I. Lesnick and Judith A. Ripps, shareholders in such law firm, in the aggregate directly own 85,304 shares of the Company's Common Stock, and non-qualified options to acquire 30,500 additional shares of Common Stock. A trust established by Mr. Harnett for the benefit of members of his family, owns 50,000 shares of Common Stock in which Mr. Harnett disclaims any beneficial interest. The law firm was paid $949,257 during the calendar year 1999, on account of its legal services to, as well as reimbursement for disbursements made on behalf of, the Company and its subsidiaries.

                                      EXPERTS

      The consolidated financial statements of Universal American Financial Corp. and subsidiaries appearing in Universal American Financial Corp.'s Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The combined financial statements of Certain Insurance Operations of PennCorp Financial Group, Inc., as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

================================================================================




                                1,486,730 Shares










                       UNIVERSAL AMERICAN FINANCIAL CORP.





                                  Common Stock






                            -------------------------

                                   PROSPECTUS
                            ------------------------






                                  April 14, 2000










================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      Other expenses of issuance and distribution of the securities being offered are estimated, for purposes of this Offering, as follows:


Securities and Exchange Commission
  Registration Fee                                                       $ 2,000
NASD Fee (1)                                                               5,000
Legal fees and expenses                                                    5,000
Blue Sky fees and expenses                                                 3,000
Accounting fees and expenses                                               5,000
Printing                                                                   2,000
Transfer agent fees                                                        1,500
Miscellaneous expenses                                                     1,500
                                                                         -------
                                         Total                           $25,000
                                                                         =======

(1) Fees are paid when securities are issued.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      As permitted by Section 722 and 723 of New York's Business Corporation Law ("BCL"), Article 16 of the Company By-Laws requires the Company to indemnify to the greatest extent allowed by law, each of its directors, officers and employees and persons serving as an officer, director, employee or agent of another Corporation at the Company's request, against liability (whether by judgment or settlement) and reasonable expenses (including attorney fees) necessarily incurred in defending any action or proceeding, brought or threatened against him, by reason of his service as such officer, director, employee or agent.

      The Company's Restated Certificate of Incorporation supplements the indemnification rights of directors under the Company By-Laws so that no director of the Corporation shall be held personally liable to the Corporation or to its shareholders for damages for any breach of duty while acting as director, unless (a) it is found, by a judgment of a court of competent jurisdiction, or by other adjudication, (i) that said breach of duty, whether an act or omission, was committed in bad faith, or involved intentional misconduct or knowing violation of the law; (ii) that said director personally gained a financial profit or other advantage to which the director was not legally entitled; or (iii) that the director's acts violated Section 719 of the Business Corporation Law; or that the act or omission was committed before the adoption of such provision on October 16, 1988.

Item 16.  Exhibits.

5 Proposed opinion of Harnett Lesnick & Ripps P.A. regarding the legality of the securities being registered.

10    Material Contracts. Material Contracts filed as exhibits to the Documents
      Incorporated by Reference are incorporated as exhibits to this Form S-2 by reference.

*11 Statement re computation of per share earnings. Statements re computation of per share earnings presented in Documents Incorporated by References are incorporated by reference.

21    Subsidiaries of Registrant.

23.1  Consent of Ernst & Young LLP

23.2  Consent of KPMG LLP

23.3  Consent of Harnett Lesnick & Ripps P.A.,

24    Powers of attorney (included on signature page).


*  Incorporated by reference as indicated.

ITEM 17. UNDERTAKINGS.

      1. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      2. The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made a post-effective amendment to this registration statement;

                        (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent pos-effective amendment thereof) which individually or in the aggregate represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                        (iii) To include any material information with respect
            to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      3. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City and State of New York on the 14th day of April, 2000.

                              UNIVERSAL AMERICAN FINANCIAL CORP.

                              By:____________________________________
                                  Richard A. Barasch, Chairman & CEO

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on the date indicated, by the following persons in the capacities and on the dates indicated:

      Each person whose signature appears below constitutes and appoints Richard
A. Barasch as his attorney-in-fact, with power of substitution for him in any and all capacities, to sign this registration statement and any amendments and post-effective amendments hereto, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.


_________________________________                              April 14, 2000
Richard A. Barasch, Chief
Chairman Executive
Officer, President and Director
(Principal Executive Officer)

_________________________________                              April 14, 2000
Bertram Harnett, Director

_________________________________                              April 14, 2000
Bradley Cooper, Director

_________________________________                              April 14, 2000
Susan S. Fleming, Director

_________________________________                              April 14, 2000
Mark M. Harmeling, Director

_________________________________                              April 14, 2000
Patrick McLaughlin, Director

_________________________________                              April 14, 2000
Robert Spass, Director

_________________________________                              April 14, 2000
Richard Veed, Director

_________________________________                              April 14, 2000
Robert Wright, Director

_________________________________                              April 14, 2000
Robert A. Waegelein, Senior Vice
President and Chief Financial Officer
(Principal Accounting Officer)